SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 16, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 16, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

16 August 2011

Smith & Nephew plc announces that it has been informed of the following transactions by directors or persons discharging managerial responsibilities ("PDMRs") following the vesting on 15 August 2011 of awards granted under the Smith & Nephew 2004 Performance Share Plan (the "PSP") on 15 August 2008:

Name of PDMR	Number of ordinary shares or ADSs acquired	Number of ordinary shares or ADSs disposed	Total ordinary shares or ADSs held following notification
Adrian Hennah	32,556 ordinary shares	16,989 ordinary shares	167,968 ordinary shares
Mark Augusti	1,541 ADS	502 ADS	10,716 ADS (representing 53,580 ordinary shares)
John Campo	1,577 ADS	815 ADS	6,701 ADS (representing 33,505 ordinary shares)
Michael Frazzette	1,577 ADS	1,577 ADS	10,039 ADS (representing 50,195 ordinary shares)
R Gordon Howe	1,296 ADS	345 ADS	5,733 ADS (representing 28,665 ordinary shares)
G Kelvin Johnson	3,124 ordinary shares	3,124 ordinary shares	4,563 ordinary shares
Roger Teasdale	3,103 ordinary shares	1,620 ordinary shares	14,911 ordinary shares

Notes:

1.	As announced on 17 February 2011, 73% of the PSP awards made on 15 August 2008 lapsed following completion of the performance period.

2.	The market value on 15 August 2011 of ordinary shares and ADSs was 558.5693p per share and US$46.0041 per ADS respectively.

3.	One ADS is equivalent to five ordinary shares of US$0.20 each.

4.	The ordinary shares were released and sold on 15 August 2011 in London, UK. The ADSs were released and sold on 15 August 2011 in New York, USA.

5.	The percentages of issued share capital acquired, disposed and held following notification are all under 1% of the total issued share capital of the Company.

6.	This announcement is made in accordance with the requirements of DTR 3.1.4 R (1) (a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: +44 (0)20 7401 7646